The Date of this Prospectus is March 19, 1996
                                          Registration # 33-31143
                                                   Rule 424(b)(3)


                         INTERSOLV, INC.
                3,583,585 Shares of Common Stock

      The Common Stock of Intersolv, Inc. (the "Company" or "Intersolv"), par value $0.01 per share (the "Common Stock"), offered hereby is held by the Selling Securityholders (as defined herein) who may from time to time offer for sale such shares of Common Stock. See "Selling Securityholders." The Company will not receive any proceeds from the sale by the Selling Securityholders of the Common Stock.

      The Common Stock is listed on the NASDAQ National Market under the symbol "ISLI." On March 18, 1996, the last reported sale price of the Common Stock reported on the NASDAQ National Market was $11.375 per share. See "Price Range of Common Stock."

                 _______________________________

       See  "Risk  Factors"  beginning  on  page  5  for  certain information that should be considered by prospective investors.
                 _______________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       ____________________


      Any or all of the Common Stock offered hereby may be sold from time to time to purchasers directly by a Selling Securityholder. Alternatively, a Selling Securityholder may from time to time offer any or all of the Common Stock to or through underwriters, dealers, brokers or other agents. In addition, the Selling Securityholders and/or any underwriter, broker, dealer or other agent may engage in hedging transactions with respect to the Common Stock. In connection with such transactions, shares of Common Stock offered hereby may be sold or delivered to cover any short positions resulting from such transactions. The Company will pay the expenses of this offering estimated at $37,000. The Common Stock offered hereby may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by a Selling Securityholder or by agreement between a Selling Securityholder and its underwriters, dealers, brokers or other agents.

      Any underwriters, dealers, brokers or other agents to or through whom Common Stock offered hereby is sold may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a Selling Securityholder and/or purchasers of Common Stock for whom they may act. In addition, a Selling Securityholder and any such underwriters, dealers, brokers or other agents as agent or to whom they may sell as principal, or both (which compensation to a particular underwriter, broker, dealer or other agent might be in excess of customary commissions) may be deemed to be underwriters under the Securities Act, and any profits on the sale of Common Stock by them and any discounts, commissions or concessions received by any of such persons may be deemed to be underwriting discounts and commissions under the Securities Act. Those who act as underwriter, broker, dealer or other agent in connection with the sale of the Common Stock will be selected by a Selling Securityholder and may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business. The Company cannot presently estimate the amount of any such discounts, commissions or concessions. The Company knows of no existing arrangements between the Selling Securityholders and any underwriter, dealer, broker or other agent. See "Plan of Distribution."


      No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under the circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained herein or therein is correct as of any time subsequent to the date of such information.

     TABLE OF CONTENTS

                                                        Page
          Available Information                           2
          Documents Incorporated by Reference             3
          The Company                                     4
          Risk Factors                                    5
          Price Range of Common Stock                     7
          Use of Proceeds                                 7
          Selling Securityholders                         8
          Plan of Distribution                           11
          Description of Capital Stock                   12
          Legal Matters                                  13
          Experts                                        14


     AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission, including the Registration Statement on Form S-3 of which this Prospectus is a part, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is traded in the over-the-counter market and is quoted in the NASDAQ National Market. Copies of the Company's reports, proxy statements and other information filed with the Commission can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

      The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all information incorporated by reference therein and amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement, certain parts of which are omitted as permitted by the rules and regulations of the
Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information regarding the Company and the securities offered hereby, reference is made to the Registration Statement.
     DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed by the Company with the Commission (File No. 0-15188) pursuant to the Exchange Act are incorporated herein by this reference and are made part of this Prospectus:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1995, filed pursuant to Section 13 of the Exchange Act;

      (2) The Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1995, filed pursuant to Section 13 of the Exchange Act;

      (3) The Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1995, filed pursuant to Section 13 of the Exchange Act;

      (4) The Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1996, filed pursuant to Section 13 of the Exchange Act; and

      (5)   The  Company's  Current Report  on  Form  8-K,  dated
November 7, 1995 and as amended by Amendment No. 1, dated January
5, 1996, each filed pursuant to Section 13 of the Exchange Act.

      All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date any such document is filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any and all of the documents incorporated by reference herein, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Any such request may be directed to Intersolv, Inc., Attention: Kenneth A. Sexton, at the Company's principal executive offices, which are located at 9420 Key West Avenue, Rockville, Maryland 20850, telephone number (301) 838 5000

     Intersolv, APS, Excelerator, Maintenance Workbench, PVCS and
SequeLink are trademarks of Intersolv.
     THE COMPANY

      Intersolv is a software product and service company, specializing in open, client/server tools. The Company's products and services support a broad range of approaches, ranging from the development of new client/server systems to the maintenance of traditional systems. The Company's product strategy emphasizes an open architecture which permits its products to be used separately, with the Company's other products and with software development products and approaches offered by other companies. The Company's objective is to build products that deliver high productivity on simple projects and are powerful enough to handle scalability requirements of production-grade information systems without retooling.

      Intersolv offers software products and services in the following solution areas:

    Object  Oriented  ("OO") Development  -  The  Company  has
 invested significant resources in the acquisition and development of OO application development tools. This product series is focused on the needs of developers using the C++
 language. This product series, which will be marketed under the brand name Allegris, is due for general release early in fiscal year 1997.

     Enterprise Client/Server Development - Intersolv also offers tools for traditional developers using the Cobol language who want to move into the client/server architecture. These tools can be used for rapid application development ("RAD"), design driven development or for maintenance and reuse of legacy applications.

     Data Warehousing - Intersolv products provide access to more than 30 database management systems ("DBMS"). Offerings include an end user query and reporting tool and tools to deploy cross-platform Open Database Connective ("ODBC") to compliant applications accessing multiple DBMS.

     Software Configuration Management ("SCM") - Intersolv offers a comprehensive SCM product suite. The Company's SCM offerings leverage team development on the LAN while supporting multi-operating systems and multi-tool environments.

      The Company markets and distributes its products to end users, line of business developers, traditional information system departments, project managers and application development executives within corporations and independent software vendors worldwide. Sales in the United States, Japan, United Kingdom, Germany, France, Belgium and Australia are made through Company owned and operated entities which use a combination of field sales (face to face), telesales and third party distribution channels. The Company's direct sales effort is augmented with a network of independent software vendors, dealers, distributors and value added resellers in more than 30 countries around the world.

      Intersolv has expanded its operations both through internal development and selected acquisition of complementary products and businesses. In October 1995, Intersolv acquired TechGnosis International, Inc. ("TechGnosis") in a transaction accounted for using the "pooling-of-interests" method.

      Intersolv was incorporated under the laws of the State of Delaware in 1985, successor to the business begun in 1982. The Company's principal executive offices are located at 9420 Key West Avenue, Rockville, Maryland 20850, and its telephone number at that address is (301) 838-5000.
     RISK FACTORS

     Prospective investors should carefully consider, among other factors, the following:

      Technological Changes. The software development tools market is characterized by rapid changes in technology and user needs. Compatibility of the Company's products with customers' preferred operating systems and database management systems are important to future results of the Company. The current market trend appears to be weighted towards building client/server and cooperative applications using a changing mix of operating systems. Revenue from the Company's Traditional Development tools area declined by 22% during the year ended April 30, 1995. Products in this area accounted for 35% of fiscal 1995 revenue, and  the  Company expects demand in this area to remain  flat  or continue to decline. During fiscal 1995, the decline in traditional development tools revenues was more than offset by a 70% revenue increase in the Company's other products and services. Because of the rapidly changing market, there is no assurance that this substantial growth will continue. Future operating results could be adversely affected by the market's acceptance of the Company's existing and new products in this rapidly changing market.

      Competition. The market for the Company's products is highly competitive. The Company competes with a number of companies that market similar types of products. The Company also expects to encounter competition in the future from established companies and new companies that may develop products competitive with the Company's products. Many of the Company's actual and potential competitors have substantially greater financial, marketing and technological resources than the Company. Due to the inherently unpredictable nature of the market in which the Company competes, any actual or potential competitor is capable of capturing a disproportionate share of the market in a relatively short time frame. Such a rapidly shifting demand would adversely affect the Company's profitability.

      Fluctuations in Quarterly Performance. Historically, the Company recognizes a major portion of its revenue during the last month of a fiscal quarter and has experienced quarterly fluctuations in revenues and earnings due to the timing of large orders. The Company has no significant revenue backlog, and substantially all of its product revenues in any quarter results from sales made in the quarter. If sales are delayed and do not close in a quarter as expected, the Company's results of operations for that quarter would be adversely affected. Net income may be disproportionately affected by a reduction in revenues because a large portion of the Company's expenses do not vary with revenues. Historically, the Company has recognized the largest portion of its revenues and operating income in the fourth quarter of its fiscal year, and the Company typically experiences lower revenues and operating income for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year.

      Acquisition Charges. In the past, the Company has expanded its operations through selected acquisitions. As a result of past acquisitions, the Company has charged earnings with transaction costs and certain restructuring costs to integrate the acquired businesses. These acquisition charges have resulted in the Company reporting operating losses in the fiscal quarter and year in which the transaction was completed.

      Global Economies. The Company markets and sells its products through its own sales force and through third parties in approximately 30 countries. Consequently, the Company's results are affected by changes in global economies and currency exchange rates.

      Third Party Sales Channels. In addition to the Company's own marketing organization, the Company markets its products through a global network of other independent software vendors
(ISVs), value-added resellers (VARs) and dealers and distributors. Through third party alliances, the Company enables selected ISVs to embed and sell certain Intersolv technologies in their own products, for which the Company receives royalties. In addition, VARs, dealers and distributors resell the Company's products in markets which the Company cannot cost effectively reach on a direct basis. The success of these sales channels, and thus the amount of royalties the Company may receive, is dependent on the financial condition and marketing effectiveness of these third parties, which the Company cannot directly control.

      Dependence on Key Personnel. Competition for qualified personnel in the software industry is intense. The future success of the Company will depend on its ability to attract and retain key employees. The failure to attract or the loss of these individuals could have an adverse effect on the Company.

      Possible Volatility of Stock Price. The market price for the Common Stock has been highly volatile over the past several years, and the market price may be subject to significant volatility in the future, particularly on a quarterly basis. Factors such as fluctuations in quarterly performance, the announcement of technological innovations or new commercial products by the Company or its competitors, as well as market conditions in the computer software or hardware industries and the condition of the economy in general, may have a significant impact on the market price of the Common Stock. In addition, in recent years the stock market has experienced large price and volume fluctuations, which often have been unrelated to the operating performance of specific companies or market sectors.

      Effect of Delaware Law and Certain Charter Provisions. Certain provisions of Delaware law and of the Company's Certificate of Incorporation could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of these provisions could make it more difficult for stockholders to effect certain corporate actions and could also have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock."

      Forward  Looking  Statements.   Prospective  investors  are
cautioned that the statements in this Prospectus that are not descriptions of historical facts may be forward looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus or documents incorporated by reference herein.

     PRICE RANGE OF COMMON STOCK

     The Common Stock is traded in the over-the-counter market on the NASDAQ National Market under the symbol "ISLI." The following table sets forth, for the Company's fiscal years indicated, the high and low last sale prices of the Common Stock as reported by the NASDAQ National Market.



                                      High          Low
1995
     First Quarter                    8.50          4.75
     Second Quarter                  10.00          4.75
     Third Quarter                   13.25          7.75
     Fourth Quarter                  15.50          9.75

1996

     First Quarter                    26.20          14.00
     Second Quarter                   25.37          14.50
     Third Quarter                    17.20           8.75
     Fourth Quarter
       (through March 18, 1996)       14.37           9.62

     On January 31, 1996, there were approximately 287 holders of
record  of  the  Common  Stock.   See  the  cover  page  of  this
Prospectus for the last sales price of the Common Stock reported on the NASDAQ National Market as of a recent date.

     USE OF PROCEEDS

      The sale of the Common Stock offered hereby is for the account of the Selling Securityholders. Accordingly, the Company will not receive any of the proceeds from the sale by the Selling
Securityholders of the Common Stock.


     SELLING SECURITYHOLDERS

      The Common Stock offered by this Prospectus was initially issued by the Company to certain shareholders on October 23, 1995 in connection with the acquisition of TechGnosis. The table below sets forth information regarding the beneficial ownership of the Common Stock by the Selling Securityholders as of January 31, 1996 and as adjusted to reflect the sale of Common Stock offered hereby. For purposes of the following table, a person is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date.

                       Shares Owned     Maximum Shares      Maximum Shares
                   Before the Offering  Being Offered Owned After the Offering

Name               Number      Percent                     Number    Percent

Furman Selz SBIC L.P.(1)
                 1,062,379       5.17%       1,062,379        0          0
BMI                478,121       2.44          478,121        0          0
Marc      Van     Rompaey(2)
                   323,077       1.65          323,077        0          0
Walter      Resseler
                   167,844       0.86          167,844        0          0
Sofinnova Capital II FCPR
                   154,500       0.79          154,500        0          0
Parnib Deelnemingen BV
                   120,001       0.61          120,001        0          0
Jean-Claude Deschamps(3)
                   119,102       0.61          119,102        0          0
Sofinnova Ventures III L.P.
                   103,000       0.53          103,000        0          0
TEG Holding BV     101,912       0.52          101,912        0          0
Johan  Vets         81,077       0.41           81,077        0          0
Andre Van den Bogaert(4)
                    74,033       0.38           74,033        0          0
Karel De Gucht(5)   65,101       0.33           65,101        0          0
Anne-Lore Resseler  59,855       0.31           59,855        0          0
Sander d'Heer       55,269       0.28           55,269        0          0
Edmund Hajim(6)     50,683       0.26           50,683        0          0
William Sullivan    49,954       0.26           49,954        0          0
D.I.S. NV           43,054       0.22           43,054        0          0
Hugo Ceusters       35,866       0.18           35,866        0          0
STC NV              34,608       0.18           34,608        0          0
Theo Heselmans      32,970       0.17           32,970        0          0
GAIA                22,660       0.12           22,660        0          0
Manu Goossens       20,600       0.11           20,600        0          0
Marc Surinx         20,600       0.11           20,600        0          0
Peter Goossens      16,850       0.09           16,850        0          0
Roger Ghijs         14,574       0.07           14,574        0          0
Intervent NV        14,275       0.07           14,275        0          0
Jenny Van De Put    14,108       0.07           14,108        0          0
Terrence Quinn(7)   13,204       0.07           13,204        0          0
Clear Invest        12,745       0.07           12,745        0          0
Carl Moons          12,300       0.06           12,300        0          0
Etienne Cooreman    12,112       0.06           12,112        0          0
Michiel Carpentier  12,073       0.06           12,073        0          0
Marc Shinbrood      11,165       0.06           11,165        0          0
Jozef Colebunders   11,021       0.06           11,021        0          0
Daniel Goovaerts    10,300       0.05           10,300        0          0
Sargefi SA           9,286       0.05            9,286        0          0
Jan Detremmerie      8,691       0.04            8,691        0          0
Rolf Vets            8,652       0.04            8,652        0          0
Jef Haeverans        7,931       0.04            7,931        0          0
Michael Torto        7,725       0.04            7,725        0          0
Andrew Mills         7,551       0.04            7,551        0          0
Richard Taylor       7,551       0.04            7,551        0          0
Michel Ducourau      7,308       0.04            7,308        0          0
Henri Lagrasse       6,155       0.03            6,155        0          0
Jan Van Riel         5,947       0.03            5,947        0          0
A. Cools             5,191       0.03            5,191        0          0
Etienne Schroyen     5,191       0.03            5,191        0          0
Marc Borgers         4,686       0.02            4,686        0          0
Eddy Aerts           4,379       0.02            4,379        0          0
James O'Schaughessy  4,120       0.02            4,120        0          0
Luc Schets           4,120       0.02            4,120        0          0
Emil Ansarov         3,922       0.02            3,922        0          0
Joseph C. Tricomi    3,780       0.02            3,780        0          0
Carl Thuysbaert      3,044       0.02            3,044        0          0
Pascal Surinx        2,575       0.01            2,575        0          0
Roger De Cadt        2,422       0.01            2,422        0          0
Koenraad Meuleman    2,266       0.01            2,266        0          0
Dirk Dierickx        2,259       0.01            2,259        0          0
Arthur Sarno         2,179       0.01            2,179        0          0
Bud  Enright         2,060       0.01            2,060        0          0
Cesar  Medina        2,060       0.01            2,060        0          0
Filip Vandenbussche  2,060       0.01            2,060        0          0
Frederic Dalle       2,060       0.01            2,060        0          0
Jo  Van Hoey         2,060       0.01            2,060        0          0
Stephen Nelson       2,060       0.01            2,060        0          0
Bart Ghesquiere      1,740       0.01            1,740        0          0
Guido Cooreman       1,730       0.01            1,730        0          0
Patrick Smits        1,730       0.01            1,730        0          0
Jan Bruyndonckx      1,588       0.01            1,588        0          0
Margareta Horemans   1,345       0.01            1,345        0          0
Peter Preston        1,322       0.01            1,322        0          0
Erik  Janssens         994       0.01              994        0          0
Marc  De  Roover       721       0.00              721        0          0
Denis  Gijsemans       447       0.00              447        0          0
Johan Coppieters       422       0.00              422        0          0
James  McCarthy        412       0.00              412        0          0
Geoff   Webb           339       0.00              339        0          0
David  Grietens        113       0.00              113        0          0
Ellen  Batens          103       0.00              103        0          0
Jennifer  Taylor       103       0.00              103        0          0
Barbara  Polszak        51       0.00               51        0          0
Guy   Marceaux          41       0.00               41        0          0
Bertrand   Lepeuple     20       0.00               20        0          0
Carl   Blakeley         20       0.00               20        0          0
Christine  Dunbar       20       0.00               20        0          0
Stephane  Faubert       20       0.00               20        0          0
Virginie Lagrasse       20       0.00               20        0          0

           TOTAL 3,583,585      17.41%       3,583,585        0          0



      Because a Selling Securityholder may offer by  this
Prospectus all or some part of the Common Stock which  it
holds, no estimate can be given as of the date hereof  as
to  the amount of Common Stock actually to be offered for
sale  by a Selling Securityholder or as to the amount  of
Common   Stock   that   will  be  held   by   a   Selling
Securityholder  upon the termination  of  such  offering.
See "Plan of Distribution."

____________________________________

(1)       Includes  975,859  shares  issuable  upon   the
conversion of convertible debt.
(2)       Includes   8,804  shares  issuable   upon   the
conversion of convertible debt.
(3)       Includes   3,961  shares  issuable   upon   the
conversion of convertible debt.
(4)       Includes   1,320  shares  issuable   upon   the
conversion of convertible debt.
(5)       Includes   8,802  shares  issuable   upon   the
conversion of convertible debt.
(6)       Includes   8,804  shares  issuable   upon   the
conversion of convertible debt.
(7)       Includes  13,204  shares  issuable   upon   the
conversion of convertible debt.
     PLAN OF DISTRIBUTION

     Any or all of the Common Stock offered hereby may be sold from time to time to purchasers directly by a Selling Securityholder. Alternatively, a Selling Securityholder may from time to time offer any or all of the Common Stock to or through underwriters, dealers, brokers or other agents. In addition, the Selling Securityholders and/or any underwriter, broker, dealer or other agent may engage in hedging transactions with respect to the Common Stock. In connection with such transactions, shares of Common Stock offered hereby may be sold or delivered to cover any short positions resulting from such transactions. The Company will receive no proceeds from the sale of the Common Stock offered hereby.

     The Common Stock offered hereby may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by a Selling Securityholder or by agreement between a Selling Securityholder and its underwriters, dealers, brokers or other agents.

     Any underwriters, dealers, brokers or other agents to or through whom Common Stock offered hereby is sold may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a Selling Securityholder and/or purchasers of Common Stock for whom they may act as agent or to whom they may sell as principal, or both (which compensation to a particular underwriter, broker, dealer or other agent might be in excess of customary commissions). In addition, a Selling Securityholder and any such underwriters, dealers, brokers or other agents may be deemed to be underwriters under the Securities Act, and any profits on the sale of Common Stock by them and any discounts, commissions or concessions received by any of such persons may be deemed to be underwriting discounts and commissions under the Securities Act. Those who act as underwriter, broker, dealer or other agent in connection with the sale of the Common Stock will be selected by a Selling Securityholder and may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business. The Company cannot presently estimate the amount of any such discounts, commissions or concessions. The Company knows of no existing arrangements between the Selling Securityholders and any underwriter, dealer, broker or other agent.

     At any time a particular offer of Common Stock is made by a Selling Securityholder, if required, a Prospectus Supplement will be distributed which will set forth the identity of, and certain information relating to, such Selling Securityholder, the aggregate amounts of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or other agents, any discounts, commissions and other items constituting compensation from such Selling Securityholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Common Stock.

     The Registration Rights Agreement (the "Registration Rights Agreement"), dated as of October 23, 1995, by and among the Company and certain shareholders provides that the Company will indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act. The Registration Rights Agreement also provides for the indemnification of the Company by the Selling Securityholders for certain liabilities, including liabilities under the Securities Act. In addition, under the Registration Rights Agreement, the Company's obligation to indemnify extends to those who participate in the distribution of the Common Stock as underwriters for the Selling Securityholders. Also pursuant to the Registration Rights Agreement, the Company has agreed to pay substantially all fees and expenses incident to the preparation, filing, amending and supplementing of the Registration Statement of which this Prospectus is a part and any registration statements or qualifying documents filed under any state securities laws.

      To comply with certain states' securities laws, if applicable, the Common Stock offered hereby may be sold in such states only through brokers or dealers. In addition, in certain states the Common Stock may not be sold unless it has been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.


     DESCRIPTION OF CAPITAL STOCK

      The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, $0.01 par value and 3,000,000 shares of Preferred Stock, $0.10 par value ("Preferred Stock"). As of January 31, 1996, there were 19,566,022 shares of Common Stock outstanding and held of record by 287 stockholders, excluding the shares of Common Stock issuable upon conversion the convertible notes. The shares outstanding exclude 1,020,756 shares of Common Stock reserved for issuance pursuant to Convertible Notes assumed by the Company in connection with the acquisition of TechGnosis. All of the outstanding shares of Common Stock are, and the shares offered hereby will be, when delivered and paid for, fully paid, validly issued and nonassessable.

Common Stock

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may bc declared from time to time by the Board of Directors ("Board") from funds legally available therefor. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to receive all assets available for distribution to the stockholders, subject to any preferential rights of the holders of Preferred Stock. Holders of Common Stock have no preemptive or other subscription rights. There are no conversion rights or redemption or sinking fund provisions with respect to Common Stock.

     The Transfer Agent and Registrar for the Common Stock is the
First National Bank of Boston.

Preferred Stock

     The Board may, without further action by the stockholders, authorize the issuance of Preferred Stock in one or more series and fix the rights, preferences and privileges of Preferred Stock, including the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms of Preferred Stock of any class or series. No shares of Preferred Stock are outstanding. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. Further, the issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third company from attempting to obtain, control of the Company. The Company has no current plan to issue any shares of Preferred Stock, except as may be required under the Company's Shareholder Rights Plan.

Shareholder Rights Plan

     On August 18, 1989, the Board adopted a Shareholder Rights Plan (the "Rights Plan"). Under the Rights Plan, each stockholder of record has received, and upon future issuances of shares of Common Stock recipients generally will receive, one right (a "Right") for each share of Common Stock owned or received, respectively. Rights trade with the shares of Common Stock and do not trade separately. Each Right entitles the holder thereof to purchase one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock at an exercise price of $40.00. The Rights are not exercisable until a person or group acquires beneficial ownership of 20.0% or more of the Common Stock or announces a tender or exchange offer that will result in such person or group owning 30.0% or more of the Common Stock. In addition, if any person acquires at least 25.0% of the Common Stock (except pursuant to a tender or exchange offer for all Common Stock at a fair price) or if a holder of at least 20.0% of the Common Stock consolidates or merges into or engages in certain other transactions with the Company, the Rights will entitle all other holders of the Common Stock to acquire, at the exercise price of the Right, shares of Common Stock (or, in the event there is not a sufficient number of authorized but unissued or reserved shares of Common Stock, any combination of Common Stock, cash, property or other Company securities) with a market value equal to twice the exercise price of the Right. If the Company is involved in a merger or other business combination in which it is not the surviving corporation or in which the Common Stock is changed or converted, or if the Company sells or transfers at least 50.0% of its assets or earning power, each Right will entitle its holder to acquire, at the exercise price of the Right, shares of common stock of the acquiring entity with a market value equal to twice the exercise price of the Right. Each Right is non-voting, expires on August 31, 1999, and may be redeemed at the Company's option prior to becoming exercisable at a redemption price of $0.01 per Right.

     The Rights Plan is designed to protect stockholders in the event of (i) an unsolicited offer to acquire the Company, including an offer that does not treat all stockholders equally,
(ii) the acquisition in the open market of shares constituting control of the Company without offering fair value to all the stockholders, and (iii) other coercive takeover tactics that in the opinion of the Board could impair its ability to represent stockholder interests. The Company is not aware of any present efforts by any persons to obtain control of the Company.

     The provisions of the Rights Plan may render a takeover of the Company more difficult or less likely to occur even though such takeover may offer the Company's stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of the stockholders.

Delaware General Corporation Law Section 203

     The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, Section 203 prohibits certain publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person or entity became an interested stockholder, unless, among other exceptions, (i) the business combination is approved by the Board prior to the date the interested stockholder attained such status, or by the holders of two-thirds of the outstanding voting stock not owned by the interested stockholder or (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the Company in the transaction. For purposes of Section 203, a "business combination" is defined broadly to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person or entity who, together with affiliates and associates, owns or within the three immediately preceding years of a business combination did own, 15.0% or more of the corporation's outstanding voting stock.


     LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Arent Fox Kintner Plotkin & Kahn,
Washington, D.C.


     EXPERTS

     The consolidated balance sheets as of April 30, 1995 and 1994, and the consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended April 30, 1995, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P. independent accountants, given on the authority of that firm as experts in accounting and auditing.